

July 10, 2013

<u>Via E-Mail</u>
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

   Re: **VRDT Corporation**
      Amendment No. 2 to Current Report on Form 8-K
      Filed December 26, 2012
      Form 10-K/A for the Fiscal Year Ended March 31, 2012
      Filed February 8, 2013
      From 10-Q for the Fiscal Quarter Ended December 31, 2012
      Filed February 14, 2013
      File No. 000-52677

Dear Mr. Kasprzak:

  We issued comments to you on the above captioned filings on April 9, 2013 and May 1, 2013. On April 22, 2013, you agreed to amend your Form 10-K for the fiscal year ended March 31, 2012 and your Form 10-Q for the fiscal quarter ended December 31, 2012 for various items including to restate your financial statements to properly account for restricted stock agreements. In addition, we reminded you of the filing requirements of Item 4.02 of Form 8-K in our letter dated April 9, 2013. On June 6, 2013, you agreed to provide us with your analysis as to your shell status prior to the acquisition of 24Tech and to amend your Form 8-K to address our outstanding comments, as appropriate. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to amend your filings and provide a complete, substantive response to these comments by July 24, 2013.

  If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  You may contact Jeff Gordon, Staff Accountant, at 202-551-3866, or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director